Exhibit 8.2

[WLRK Letterhead]

August 7, 2007

River Holding, LP
45 Rockefeller Plaza
New York, New York 10111

Ladies and Gentlemen:

        We are acting as counsel to River Holding, LP, a Delaware limited partnership, in connection with the registration statement of Archstone-Smith Operating Trust, a Maryland real estate investment trust (the "Operating Trust") on Form S-4, as amended (the "Registration Statement"), filed with the Securities and Exchange Commission relating to the registration of up to 27,219,023 units of the Operating Trust's Series O preferred units of beneficial interest, par value $0.01 per unit (the "Series O Preferred Units"), pursuant to the terms of the Agreement and Plan of Merger dated as of May 28, 2007, by and among Archstone-Smith Trust, the Operating Trust, River Holding, LP, River Acquisition (MD), LP and River Trust Acquisition (MD), LLC (the "Merger Agreement"), which provides for the merger of River Trust Acquisition (MD), LLC with and into the Operating Trust, with the Operating Trust surviving the merger and related activities (the "Merger"). This opinion is being delivered to you in connection with the filing of the Registration Statement. Unless otherwise defined herein or the context hereof otherwise requires, each capitalized term used and not otherwise defined herein has the meaning given to such term in the Merger Agreement.

        In connection with the preparation of this opinion, we have examined and with your consent relied upon the accuracy of (without any independent investigation or review thereof) the Merger Agreement, the Registration Statement (including the prospectus/information statement of the Operating Trust contained therein), and such other instruments and documents as we have deemed necessary or appropriate.

        Based upon and subject to the assumptions and qualifications set forth herein, we are of the opinion that to the extent that it purports to describe provisions of the Internal Revenue Code of 1986, as amended (the "Code"), the discussion in the Registration Statement under the caption "Material United States Federal Income Tax Considerations" is correct in all material respects as of the date hereof.

        This letter addresses only the accuracy of the descriptions of the provisions of the Code as referenced above and does not purport to express any conclusions as to any federal, state, local or foreign tax consequence that may result from the Merger or any consequence of any other transaction (including any transaction undertaken in connection with the Merger). More specifically, we express no opinion regarding, among other things, the tax consequences of the Merger for holders of Class A-1 Common Units of the Operating Trust. In addition, we express no opinion regarding the likelihood that tax positions that the Operating Trust or the Trustee intend to take (whether or not described in the Registration Statement) regarding the Merger, or any transactions contemplated in connection with the consummation of the Merger, would be upheld by a court or by the Internal Revenue Service (the "IRS") if challenged by the IRS.

        We hereby consent to the use of this opinion letter as Exhibit 8.2 to the Registration Statement and to the reference to this firm in the "Legal Matters" section of the Registration Statement. In giving the consent, we do not thereby admit that we are an "expert" within the meaning of the Securities Act of 1933, as amended.

Sincerely yours,
/s/ WACHTELL, LIPTON, ROSEN & KATZ
WACHTELL, LIPTON, ROSEN & KATZ